                  SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD


                                                                 March 21, 2012

VIA E-MAIL AND EDGAR CORRESPONDENCE
-----------------------------------

Min S. Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

   RE: MetLife Investors USA Insurance Company:
       ---------------------------------------
       MetLife Investors USA Separate Account A
       "Series O"
       Initial Registration Statement filed on Form N-4
       File Nos. 811-03365 and 333-178514

Dear Mr. Oh:

   On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account, MetLife Investors USA Separate Account A ("Registrant"), we are providing the responses of MLI USA to the comments of the staff of the U.S. Securities and Exchange Commission ("SEC" or the "Commission") provided by letter dated February 6, 2012, in connection with the above-captioned registration statement filed on December 15, 2011. For your convenience each of those comments is set forth below in italics, followed by the response to the comment. In addition, we have attached pages from a revised prospectus for the above-captioned registration statement, marked to show changes made in response to the SEC staff comments.

GENERAL
-------

1. PLEASE DISCLOSE TO THE STAFF WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH ANY THIRD PARTIES.

   RESPONSE: MLI USA does not have any type of guarantee or support agreement
   --------
   with a third party to support any of the guarantees under the contract or any of its related riders. MLI USA is responsible for paying out guaranteed benefits associated with the contract.

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 2 of 9


PROSPECTUS
----------

2. INDEX OF SPECIAL TERMS (PAGE 4)

   PLEASE CONFIRM THAT ALL SPECIAL TERMS HAVE BEEN DEFINED IN THE TEXT INCLUDING THE INDEX OF SPECIAL TERMS AND APPEAR IN UPPER CASE THROUGHOUT THE PROSPECTUS.

   RESPONSE: MLI USA has revised the prospectus disclosure to incorporate
   --------
   definitions of special terms the first time they appear in the prospectus, except where a definition would detract from the readability or clarity of the disclosure. Registrant has not, however, added definitions to the Index of Special Terms. Rather, as Item 2 of Form N-4 permits, Registrant has listed certain special terms in an Index of Special Terms.

   In addition, special terms are presented in the prospectus with initial capital letters. (The capitalized terms on the attached pages are illustrative of the revisions made in response to the second part of this comment.)

3. HIGHLIGHTS (PAGE 6)

   PLEASE ADD DISCLOSURE AT THE END OF THE FIRST PARAGRAPH TO THE EFFECT THAT PAYMENTS UNDER THE GMIB RIDER ARE SUBJECT TO THE CLAIMS-PAYING ABILITY OF THE INSURANCE COMPANY AND ARE NOT GUARANTEED BY ANY OTHER PARTY.

   RESPONSE: The disclosure has been revised as requested. (See attached
   --------
page 5.)

4. FEE TABLES AND EXAMPLES (PAGE 8)

   a. PLEASE REVISE THE OWNER TRANSACTION EXPENSES TABLE TO COMPLY WITH RULE 6C-8 UNDER THE INVESTMENT COMPANY ACT OF 1940.

      RESPONSE: The total sales load under the contract consists of a sales
      --------
      charge on each purchase payment and a withdrawal charge on any purchase payments withdrawn within seven complete years from the date such purchase payments were received. The sales charge for each purchase payment is deducted in installments over seven years (one-seventh of the charge each year) on the contract anniversary. The withdrawal charge percentage applied to a purchase payment also declines to zero seven complete years after that purchase payment is received. The maximum combined sales load would apply to a contract with less than $50,000 of cumulative purchase payments.

      Registrant respectfully submits that continuing to apply the 9% sales load cap imposed by rule 6c-8--i.e., by reading 6c-8 to indirectly limit the non-surrender charge portion of the total sales load--is inconsistent with the National Securities Market Improvement Act of 1996 (referred to as "NSMIA"). Nevertheless, to eliminate any extremely remote possibility (or improbable circumstance) of a total combined sales load in excess of 9% by even a de minimus amount, Registrant will monitor the combined

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 3 of 9

   total sales load for each Series O contract to ensure that, on a cumulative basis, the combined total sales load never exceeds 9%. In addition, Registrant will add a footnote to the "Fee Tables and Examples" section of the prospectus that provides that the combination of the sales charge and withdrawal charge deducted will not exceed the limit of 9% of purchase payments made to date specified in rule 6c-8 under the Investment Company Act of 1940. (See attached page 7.)

   b. FOR PURPOSES OF THE INDIVIDUAL PORTFOLIO FEE TABLE BEGINNING ON PAGE 12, PLEASE NOTE THAT IN ORDER TO REFLECT CONTRACTUAL WAIVERS IN THE NET TOTAL ANNUAL FEE SHOWN, ALL CONTRACTUAL WAIVERS SHOULD BE IN PLACE FOR AT LEAST ONE YEAR FROM THE EFFECTIVE DATE OF THIS PROSPECTUS FILING, I.E., ON PAGE 13 THESE ARRANGEMENTS SHOULD BE IN EFFECT UNTIL AT LEAST FEBRUARY 2013, NOT OCTOBER 2012.

      RESPONSE: Registrant acknowledges the comment. When updated investment
      --------
   portfolio expense information is available for the year ended December 31, 2011, Registrant will revise the disclosure in the "Investment Portfolio Expenses" table to reflect contractual expense reimbursement and fee waiver arrangements that are in effect for at least one year from the effective date of this registration statement, and present the revised disclosure in a pre-effective amendment to the above-captioned initial registration statement.

5. TERMINATION FOR LOW ACCOUNT VALUE (PAGE 16)

   PLEASE EXPAND THE LAST SENTENCE TO DISCLOSE ANY IMPACT THE TERMINATION FOR LOW ACCOUNT VALUE WILL HAVE ON ANY OPTIONAL LIVING BENEFIT OR DEATH BENEFIT RIDERS AN OWNER MAY HAVE ELECTED.

   RESPONSE: Registrant has revised the disclosure as requested.
   --------
   (See attached page 15.)

6. INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX III RIDER (PAGE 17)

   THE SECOND TO LAST PARAGRAPH OF THIS SECTION ON PAGE 17 AND THE FOURTH PARAGRAPH UNDER "INVESTMENT ALLOCATION RESTRICTIONS" ON PAGE 44 STATE THAT ONE OR MORE PORTFOLIOS MAY NOT BE AVAILABLE WHEN YOU APPLY FOR THE CONTRACT BUT THAT AFTER THE CONTRACT IS ISSUED, ALL OF THE PORTFOLIOS WILL BE AVAILABLE FOR PURCHASE PAYMENTS OR TRANSFERS.

   IN BOTH SECTIONS, PLEASE DISCLOSE WHETHER TRANSFERS TO PORTFOLIOS AVAILABLE UPON ISSUANCE, BUT NOT UPON APPLICATION, WILL BE COUNTED TOWARD THE 12 FREE TRANSFERS PER YEAR. IF SO, PLEASE ALSO ADD SIMILAR DISCLOSURE TO THE DISCLOSURE PROVIDED UNDER "TRANSFERS" ON PAGE 22 AND 'TRANSFER FEE" ON PAGE 35.

   RESPONSE: Registrant has revised the disclosure under the heading
   --------
"Investment Allocation Restrictions for the GMIB Max III Rider" (attached page
16) and "Investment Allocation Restrictions" (attached page 45) to provide that transfers of account value to

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 4 of 9

investment options that are not available through a selling firm upon application will be counted as a transfer for purposes of determining whether a transfer fee could apply.

   With respect to the second part of the comment, however, Registrant notes that the need for such a transfer arises only at the time that a contract is issued; there is no need for such a transfer request in connection with the allocation of subsequent purchase payments. Moreover, such a transfer is but one of many possible transfer requests that a contract owner can make. Registrant believes that singling out a particular transfer request scenario in the general discussion of transfers (attached page 22) and in the description of the transfer fee (attached page 35) would improperly imply special significance to that scenario. In addition, Registrant notes that MLI USA is not currently imposing a transfer fee. Under these circumstances, Registrant believes that referring to this transfer request scenario four times in the prospectus is unnecessary and, therefore, has not added disclosure under "Transfers" and "Transfer Fee." Registrant believes that such disclosure would be confusing and, arguably, misleading.

7. CALIFORNIA FREE LOOK REQUIREMENTS FOR PURCHASERS AGE 60 AND OVER (PAGE 18)

   IT IS NOT CLEAR WHETHER THE CURRENT DISCLOSURE ONLY APPLIES TO PURCHASERS WHO ELECT THE GMIB MAX II OR ALL PURCHASERS. IN ADDITION, ALTHOUGH THE DISCLOSURE ADDRESSES WHAT HAPPENS IF THE CONTRACT IS CANCELLED DURING THE FREE LOOK PERIOD IF THE MONIES ARE NOT ALLOCATED TO THE BLACKROCK MONEY MARKET
                          -------
PORTFOLIO, IT DOES NOT DISCLOSE WHAT HAPPENS DIFFERENTLY IF THE CONTRACT IS CANCELLED DURING THE FREE LOOK PERIOD IF THE MONIES ARE ALLOCATED TO THE
                                                    ---
BLACKROCK MONEY MARKET PORTFOLIO. PLEASE CLARIFY THE DISCLOSURE.

   RESPONSE: The disclosure in question is presented in a subsection of the
   --------
description of the investment allocation restrictions that apply when a contract owner elects the GMIB Max III rider. Registrant has reformatted the subheading from bold to italicized to clarify that the disclosure in question is a subsection of the overall GMIB Max III investment allocation restrictions disclosure, and has revised the disclosure to specifically mention the GMIB Max III rider. (See attached page 17.)

8. INVESTMENT OPTIONS (PAGE 19)

   a. IT IS NOT CLEAR WHY A DESCRIPTION OF THE VARIOUS TRUSTS AND THEIR SERIES BEGINS ON PAGE 21, ENDS ON PAGE 22, AND THEN APPEARS TO BE COMPLETED ON PAGES 27 AND 28.

   PLEASE PROVIDE A COMPLETE DESCRIPTION OF THE VARIOUS TRUSTS AND THEIR SERIES IN ONE LOCATION BY MOVING THE EXISTING DISCLOSURE ON PAGES 27 AND 28 AND ADDING IT TO PAGE 22.

      RESPONSE: Registrant has moved the descriptions of the MetLife Asset
      --------
   Allocation Program Portfolios, the Met/ Franklin Templeton Founding Strategy Portfolio, and the SSgA ETF Portfolios, as requested. (See attached pages 21-22.)

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 5 of 9


   b. IN THE DISCLOSURE UNDER "ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)" ON PAGE 25, PLEASE DISCLOSE THE GUARANTEED MINIMUM INTEREST RATE FOR THE EDCA ACCOUNT, AND IF AN OWNER CAN LOSE MONEY IN THE EDCA ACCOUNT, PLEASE DISCLOSE THIS FACT.

      RESPONSE: In response to this comment, Registrant has added the minimum
      --------
   guaranteed interest rate (1%) under the EDCA program. (See attached page 26.) Because an owner cannot lose money in the EDCA Account, no disclosure has been added to address the second part of the comment.

9. EXPENSES (PAGE 28)

   a. SALES CHARGE (PAGE 29)

     i. PER ITEM 6(A), PLEASE EXPLAIN WHAT IS PROVIDED IN CONSIDERATION FOR THE CHARGE.

          RESPONSE: Registrant has added disclosure that the sales charge
          --------
       reimburses MLI USA for contract sales expenses. (See attached page 29.)

     ii. THE LAST SENTENCE OF THE FIRST PARAGRAPH INDICATES THAT EVEN IF SUBSEQUENT WITHDRAWALS ARE TAKEN, THE SALE CHARGE DETERMINED BASED ON PURCHASE PAYMENTS WILL NOT BE REDUCED AND STILL BE IMPOSED AS DEMONSTRATED BY EXAMPLE (4) ON PAGE 31.

             PLEASE DISCLOSE HOW ANY REMAINING SALES CHARGES WOULD BE COVERED IF DUE TO WITHDRAWALS AND NEGATIVE MARKET PERFORMANCE THE REMAINING SALES CHARGE OWED IS GREATER THAN THE REMAINING ACCOUNT VALUE.

          RESPONSE: Registrant has revised the disclosure as requested. (See
          --------
       attached page 29.)

     iii. PLEASE CONFIRM WITH THE STAFF WHETHER THERE ARE MEANS TO REDUCE SALES CHARGES AS PROVIDED IN SIMILAR METLIFE CONTRACTS AND IF APPLICABLE, PLEASE DESCRIBE THEM.

          RESPONSE: There are no additional means to reduce sales charges for
          --------
       Series O contracts.

   b. WITHDRAWAL CHARGE (PAGE 31)

      PLEASE PROVIDE A COMPLETE EXAMPLE OF HOW WITHDRAWAL CHARGES ARE DETERMINED FOR PURCHASE PAYMENTS MADE DURING THE INITIAL PURCHASE PAYMENT PERIOD BY EXPANDING EXAMPLE (3) ON PAGE 34 TO ADDRESS NOT ONLY WHEN THE INITIAL PURCHASE PAYMENT PERIOD ENDS BEFORE THE SUBSEQUENT $75,000 PURCHASE PAYMENT IS RECEIVED BUT ALSO WHEN THE

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 6 of 9

   INITIAL PURCHASE PAYMENT PERIOD ENDS AFTER THE SUBSEQUENT $75,000 PURCHASE PAYMENT IS RECEIVED.

       RESPONSE: Registrant has expanded the example as requested. (See
       --------
   attached page 34.)

10. ACCESS TO YOUR MONEY (PAGE 38)

   IN THE SECOND BULLET POINT UNDER "HOW TO WITHDRAW ALL OR PART OF YOUR ACCOUNT VALUE:" ON PAGE 39, PLEASE BE MORE PRECISE WHEN REFERRING TO THE RIDERS THAT ELIMINATE THE WITHDRAWAL CHARGE, E.G., REFER TO THEM AS THE NURSING HOME OR HOSPITAL CONFINEMENT RIDER AND THE TERMINAL ILLNESS RIDER AS WAS PROVIDED IN LAST PARAGRAPH ON PAGE 34.

   RESPONSE: Registrant has revised the wording of the second bullet point, as
   --------
requested. (See attached page 39.)

11. DEATH BENEFIT (PAGE 48)

   a. FOR CLARITY, PLEASE BE CONSISTENT WHEN DESCRIBING THE CUT-OFF AGE FOR ELECTING THE VARIOUS DEATH BENEFITS, FOR EXAMPLE, COMPARE THE "80 YEARS OLD OR OLDER" IN FIFTH SENTENCE OF FIRST PARAGRAPH UNDER "UPON YOUR DEATH" ON PAGE 48 WITH THE "AGE 79 OR YOUNGER" IN THE FIRST PARAGRAPH UNDER OPTIONAL DEATH BENEFIT--COMPOUNDED-PLUS" ON PAGE 49 AND "ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT" ON PAGE 50.

      MOREOVER, PLEASE ADD THE SAME AND CONSISTENT DISCLOSURE DESCRIBED ABOVE TO THE FIRST PARAGRAPH "OPTIONAL DEATH BENEFIT--ANNUAL STEP-UP" ON PAGE 49.

      RESPONSE: Registrant has revised the disclosure so that the cut-off age
      --------
   for electing the various death benefits is described consistently under the headings "Upon Your Death" (see attached page 48), "Optional Death Benefit--Annual Step-Up" (see attached page 49), "Optional Death Benefit--Compounded Plus" (see attached page 50), and "Additional Death Benefit--Earnings Preservation Benefit" (see attached page 50).

   b. EACH OF THE FORMULAS TO DETERMINE THE STANDARD AND OPTIONAL DEATH BENEFITS TAKE INTO ACCOUNT THE IMPACT OF PARTIAL WITHDRAWALS. THEREFORE, GIVEN THAT THE CONTRACT IMPOSES A WITHDRAWAL CHARGE, PLEASE CONFIRM WITH THE STAFF WHETHER THE WITHDRAWAL CHARGE SHOULD ALSO BE TAKEN INTO ACCOUNT WHEN CALCULATING THE VARIOUS DEATH BENEFIT AMOUNTS.

      IF SO, PLEASE REVISE EACH OF THE FORMULAS ACCORDINGLY.

      RESPONSE: Registrant has revised the disclosure to clarify that the
      --------
   withdrawal charge is taken into account when calculating the various death benefit amounts. (See attached pages 49-51.)

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 7 of 9


   c. IN THE LATTER PART OF THE THIRD TO LAST PARAGRAPH UNDER "GENERAL DEATH BENEFIT PROVISIONS" ON PAGE 51, THE FOLLOWING SENTENCE WAS ADDED: "ANY SUCH ADDITIONAL PURCHASE PAYMENTS WOULD BE SUBJECT TO APPLICABLE WITHDRAWAL CHARGES."

      PLEASE ALSO DISCLOSE WHETHER SALES CHARGES WOULD BE APPLICABLE AS WELL.

      RESPONSE: Registrant has revised the disclosure to clarify that the
      --------
   "additional purchase payments" would be subject to any applicable sales charges and withdrawal charges. (See attached page 51.)

12. UNDER "OTHER INFORMATION" BEGINNING ON PAGE 58, PLEASE ALSO PROVIDE A SUBHEADING AND DISCLOSURE REGARDING SALES BY AFFILIATED FIRMS AS REFERENCED IN THE SECOND SENTENCE UNDER "SELLING FIRMS" ON PAGE 59.

   RESPONSE: There are no affiliated selling firms for this contract.
   --------
Accordingly, Registrant has deleted the sentence regarding sales by affiliated selling firms, as it was included in error. (See attached page 59.)

PART C
------

13. WITH RESPECT TO EXHIBITS PROVIDED UNDER ITEM 24.B, PLEASE NOTE PURSUANT TO RULE 411 OF THE SECURITIES ACT OF 1933, IF EXHIBITS ARE INCORPORATED BY REFERENCE TO ANOTHER DOCUMENT, THE DOCUMENT INCORPORATED BY REFERENCE MUST CONTAIN THE EXHIBIT.

   THEREFORE, PLEASE CONFIRM THAT ALL EXHIBITS, IN PARTICULAR EXHIBITS 24.B.4(XIX) AND (XX) FOR THE GMIB MAX III RIDER, HAVE BEEN INCORPORATED BY REFERENCE APPROPRIATELY.

   RESPONSE: Registrant acknowledges that, in a pre-effective amendment to the
   --------
above-captioned registration statement, it will make any revisions to entries for exhibits listed under Item 24.b that are necessary so that exhibits are incorporated by reference appropriately. Specifically, the incorporation by reference in Item 24.b.4(xx) will be corrected from the filing dated
September 2, 2011, to a filing dated September 19, 2011, that contains the appropriate contract schedule exhibit. Registrant confirms that, once this correction is made, all exhibits in the pre-effective amendment will be incorporated by reference appropriately.

14. PLEASE CONFIRM THAT THE INFORMATION FOR ITEM 29(C) PROPERLY REFLECTS THE DISCLOSURE REQUIRED AS OF THE "REGISTRANT'S LAST FISCAL YEAR."

   RESPONSE: Registrant acknowledges that, in a pre-effective amendment to the
   --------
above-captioned registration statement, it will make any revisions necessary to update the information presented in Item 29(c).

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 8 of 9


15. FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

   ANY FINANCIAL STATEMENTS, EXHIBITS, AND ANY OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THIS REGISTRATION STATEMENT MUST BE FILED BY PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

   RESPONSE: Registrant acknowledges the comment and will include required
   --------
disclosure not included in this registration statement in a pre-effective amendment to this registration statement.

16. REPRESENTATIONS

   WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE REGISTRANT IS IN POSSESSION OF ALL FACTS RELATING TO THE REGISTRANT'S DISCLOSURE, IT IS RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES IT HAS MADE.

   NOTWITHSTANDING OUR COMMENTS, IN THE EVENT THE REGISTRANT REQUESTS ACCELERATION OF THE EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT, IT SHOULD FURNISH A LETTER, AT THE TIME OF SUCH REQUEST, ACKNOWLEDGING THAT

    . SHOULD THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, DECLARE THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

    . THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE REGISTRANT FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

    . THE REGISTRANT MAY NOT ASSERT THIS ACTION AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

   IN ADDITION, PLEASE BE ADVISED THAT THE DIVISION OF ENFORCEMENT HAS ACCESS TO ALL INFORMATION YOU PROVIDE TO THE STAFF OF THE DIVISION OF INVESTMENT MANAGEMENT IN CONNECTION WITH OUR REVIEW OF YOUR FILING OR IN RESPONSE TO OUR COMMENTS ON YOUR FILING.

   WE WILL CONSIDER A WRITTEN REQUEST FOR ACCELERATION OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT AS A CONFIRMATION OF THE FACT THAT THOSE REQUESTING ACCELERATION ARE AWARE OF THEIR RESPECTIVE RESPONSIBILITIES.

   RESPONSE: Registrant will acknowledge the representations listed above in a
   --------
letter submitted under separate cover.

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 9 of 9


                                   * * * * *

   We hope that you find these responses satisfactory. If you have questions or further comments about this matter, please contact the undersigned at 202.383.0548, or my colleague Fred Bellamy at 202.383.0126.

                                          Sincerely,

                                          /s/ Patrice M. Pitts

                                          Patrice M. Pitts

Attachments

cc: Marie C. Swift, Esq.
    Michele H. Abate, Esq.
    John M. Richards. Esq.
    Frederick R. Bellamy, Esq.

HIGHLIGHTS


The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our Fixed Account and the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit (GMIB). We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and amounts due under a GMIB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information -- The Separate Account".)

The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 5%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract or elect the GMIB (see "Living Benefit -- Guaranteed Income Benefit").

You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject Purchase Payments, the right to assess transfer fees, requirements for unisex annuity rates, the general availability of certain riders, and the availability of certain features of riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.

FREE LOOK. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, you will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the Investment Portfolios. You bear the risk of any decline in Account Value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the Accumulation Phase, for tax purposes any earnings are

FEE TABLES AND EXAMPLES


THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES OF 0% TO 3.5% MAY ALSO BE DEDUCTED.


--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


SALES CHARGE (Note 1)                   5%
(as a percentage of Purchase Payments)

WITHDRAWAL CHARGE (Note 2)              5%
(as a percentage of Purchase Payments)

TRANSFER FEE (Note 3)                   $25
                                        $0 (First 12 per year)


--------------------------------------------------------------------------------

Note 1. The sales charge for each Purchase Payment is determined by multiplying the Purchase Payment by the applicable sales charge percentage (shown in the table below). The sales charge for each Purchase Payment is deducted in installments over 7 years (1/7 of the charge each year) on the contract anniversary. (See "Expenses -- Sales Charge.")


                Cumulative Purchase
                      Payments          Sales Charge Percentage
                -------------------     -----------------------
                 Less than $50,000               5.00%
                $50,000 - 99,999.99              4.20%
               $100,000 - 249,999.99             3.50%
               $250,000 - 499,999.99             2.50%
               $500,000 - 999,999.99             2.00%
               $1,000,000 or greater             1.25%


Note 2. If an amount withdrawn is determined to include the withdrawal of prior Purchase Payments, a withdrawal charge may be assessed. Withdrawal charges decline based on your investment. (See "Expenses -- Withdrawal Charge.") The combination of the sales charge and withdrawal charge deducted will not exceed the limit of 9% of Purchase Payments made to date specified in rule 6c-8 under the Investment Company Act of 1940.

Note 3. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. MetLife Investors USA is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

identified by the Investment Portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our market timing policies and procedures are discussed in more detail in "Investment Options -- Transfers -- Market Timing."

2. PURCHASE

PURCHASE PAYMENTS


A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional Purchase Payments.

..  The minimum initial Purchase Payment we will accept is $10,000.

.. If you want to make an initial Purchase Payment of $1 million or more, or an additional Purchase Payment that would cause your total Purchase Payments to exceed $1 million, you will need our prior approval.

.. You can make additional Purchase Payments of $500 or more unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional Purchase Payment is $100 per month.


..  We will accept a different amount if required by federal tax law.


.. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")

.. We will not accept Purchase Payments made with cash, money orders, or travelers checks.

We reserve the right to reject any application or Purchase Payment and to limit future Purchase Payments.


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the Account Value in one sum if, prior to the Annuity Date, you do not make Purchase Payments for two consecutive Contract Years, the total amount of Purchase Payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the Account Value on or after the end of such two year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate any contract that includes a Guaranteed Minimum Income Benefit rider or a guaranteed death benefit if at the time the termination would otherwise occur the Income Base of the Guaranteed Minimum Income Benefit rider, or the guaranteed death benefit, is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your Purchase Payment to the Fixed Account and/or any of the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the Fixed Account if any of the following conditions exist:

.. the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate; or

.. your Account Value in the Fixed Account equals or exceeds our published maximum for Fixed Account allocation (currently, there is no limit); or

..  a transfer was made out of the Fixed Account within the previous 180 days.

Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information -- Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


If you choose the GMIB Max III rider, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation Restrictions for the GMIB Max III Rider" until the rider terminates.

If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment and you have an EDCA or Dollar Cost Averaging (DCA) program in effect, we will allocate your additional Purchase Payment to the Investment Portfolios selected under the EDCA or DCA program unless you tell us otherwise. (See "Investment Options -- Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios (including the Fixed Account), we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.


INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX III RIDER


If you elect the GMIB Max III rider, you may allocate your Purchase Payments and Account Value among these four Investment Portfolios, which are designed specifically for use with the rider:


(a)AllianceBernstein Global Dynamic Allocation Portfolio

(b)AQR Global Risk Balanced Portfolio

(c)BlackRock Global Tactical Strategies Portfolio

(d)MetLife Balanced Plus Portfolio


In addition, you may allocate Purchase Payments and Account Value to the Pyramis(R) Government Income Portfolio. No other Investment Portfolios are available with the GMIB Max III rider.

The AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GMIB Max III rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max III rider is not selected may offer the potential for higher returns. Before you select the GMIB Max III rider, you and your financial representative should carefully consider whether the five investment options available with the GMIB Max III rider meet your investment objectives and risk tolerance.

Your selling firm may not make one or more of the portfolios listed above available when you apply for the contract and elect the GMIB Max III rider. However, after your contract has been issued with the GMIB Max III rider, all of the portfolios listed above are available for Purchase Payments or Account Value transfers. Please be aware that your registered representative may not be able to provide you any information or answer any questions you may have about the portfolio(s) that your selling firm does not make available. Therefore, for transactions involving such portfolio(s), you may need to contact us directly as described in "Other Information -- Requests and Elections" in the prospectus. Any such transaction will be counted as a transfer for purposes of any applicable transfer fee. (See "Expenses -- Transfer Fee.")

You may also allocate Purchase Payments to the Enhanced Dollar Cost Averaging
(EDCA) program, provided that your destination portfolios are one or more of the Investment Portfolios listed above. If you elect the GMIB

Max III rider, you may not participate in the Dollar Cost Averaging (DCA) program.


RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER RIDER TERMINATES. If the GMIB Max III rider terminates (see "Living Benefit - Guaranteed Income Benefit - Terminating the GMIB Max III Rider"), you may no longer allocate subsequent Purchase Payments or transfer Account Value to or among the five Investment Portfolios listed above. You may leave Account Value in the five Investment Portfolios listed above, but once you transfer Account Value to an Investment Portfolio that is not one of the five Investment Portfolios listed above, you will not be permitted to transfer it back to any of those five Investment Portfolios. If the GMIB Max III rider terminates, you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the other available Investment Portfolios, but not to the Fixed Account.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose not to permit Owners of existing contracts with the GMIB Max III rider to make subsequent Purchase Payments if: (a) the GMIB Max III rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max III rider offered to new customers (for example, if we change the GMIB Max III rider charge; see your contract schedule for a list of the other changes). We will notify Owners of contracts with a GMIB Max III rider in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, contract Owners will still be permitted to transfer Account Value among the five Investment Portfolios listed above.

CALIFORNIA FREE LOOK REQUIREMENTS FOR PURCHASERS AGE 60 AND OVER. If you elect the GMIB Max III rider and you are a California purchaser aged 60 or older, you may allocate your Purchase Payments to the BlackRock Money Market Portfolio during the free look period. (See the "Free Look" section below.) After the free look period expires, your Account Value will automatically be transferred to the GMIB Max Portfolios, according to the allocation instructions you have given us. If you allocate your Purchase Payments to the BlackRock Money Market Portfolio and the contract is cancelled during the free look period, we will give you back your Purchase Payments. If you do not allocate your Purchase Payments to the BlackRock Money Market Portfolio and the contract is cancelled during the free look period, you will only be entitled to a refund of the contract's Account Value, which may be less than the Purchase Payments made to the contract.


FREE LOOK


If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. Unless otherwise required by state law, you will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your Purchase Payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period. In certain states, we are required to give you back your Purchase Payment if you decide to cancel your contract during the free look period.


ACCUMULATION UNITS


The portion of your Account Value allocated to the Separate Account will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of this portion of your Account Value, we use a unit of measure we call an ACCUMULATION UNIT. (An Accumulation Unit works like a share of a mutual fund.)

Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:

1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and


2) multiplying it by one minus the Separate Account product charges (including any rider charge for the

   SSgA Growth and Income ETF Portfolio
   SSgA Growth ETF Portfolio

MET INVESTORS SERIES TRUST -- GMIB MAX PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

   AllianceBernstein Global Dynamic Allocation Portfolio*

   AQR Global Risk Balanced Portfolio*

   BlackRock Global Tactical Strategies Portfolio*


   Invesco Balanced-Risk Allocation Portfolio*

   JPMorgan Global Active Allocation Portfolio*


   MetLife Balanced Plus Portfolio*

   Pyramis(R) Government Income Portfolio*


   Schroders Global Multi-Asset Portfolio*


* This portfolio is only available for investment if the optional GMIB Max III rider is elected. (See "Purchase -- Investment Allocation Restrictions for the GMIB Max III Rider.")


DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. MetLife Advisers, LLC (MetLife Advisers), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS

   MetLife Defensive Strategy Portfolio

   MetLife Moderate Strategy Portfolio

   MetLife Balanced Strategy Portfolio

   MetLife Growth Strategy Portfolio

   MetLife Aggressive Strategy Portfolio

Each portfolio is designed on established principles of asset allocation to achieve a specific risk profile. Each portfolio invests substantially all of its assets in the Class A shares of other Investment Portfolios of Met Investors Series Trust or Metropolitan Series Fund, Inc. (the underlying portfolios). Each portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers establishes specific target investment percentages for the asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationship between those asset classes. MetLife Advisers then selects the underlying portfolios in which each portfolio invests based on, among other factors, the underlying portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel. Periodically, MetLife Advisers will evaluate each portfolio's allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, MetLife Advisers will consider whether to make changes to each portfolio's investments in any of the underlying portfolios. (See the fund prospectus for a description of each portfolio's target allocation.)

MetLife Advisers has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and to investment in the underlying portfolios, which may assist MetLife Advisers in determining the underlying portfolios that may be available for investment and with the selection of and allocation of each portfolio's investments among the underlying portfolios. MetLife Advisers is responsible for paying the consulting fees.

DESCRIPTION OF THE MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

The Met/Franklin Templeton Founding Strategy Portfolio invests on a fixed percentage basis in a combination of Met Investors Series Trust portfolios sub-advised by subsidiaries of Franklin Resources, Inc., which, in turn, invest primarily in U.S. and foreign equity securities and, to a lesser extent, fixed-income and money market securities. The Met/ Franklin Templeton Founding Strategy Portfolio's assets are allocated on an equal basis (33 1/3%) among the Class A shares of the Met/Franklin Income Portfolio, Met/Franklin Mutual Shares Portfolio and Met/Templeton Growth Portfolio (the underlying portfolios). MetLife Advisers is the investment manager of the Met/Franklin Templeton Founding Strategy Portfolio. MetLife Advisers will periodically rebalance the portfolio's holdings as deemed necessary to bring the asset allocation of the portfolio back into alignment with its fixed percentage allocations. (See the fund prospectus for more information about the portfolio and the underlying portfolios in which it invests.)

DESCRIPTION OF THE SSGA ETF PORTFOLIOS

The SSgA Growth and Income ETF Portfolio (Class B) and the SSgA Growth ETF Portfolio (Class B) are each a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the SSgA ETF Portfolios.

Each portfolio was designed on established principles of asset allocation. Each portfolio will primarily invest its assets in other investment companies known as exchange-traded funds (underlying ETFs). Each underlying ETF invests primarily in equity securities or in fixed income securities, as applicable, typically in an effort to replicate the performance of a market index.

Each of the SSgA ETF Portfolios has a different allocation among various asset classes (including large, mid and small capitalization domestic equity, foreign, fixed income, high yield, real estate investment trusts and cash/money market). In addition, SSgA Funds Management, Inc. (SSgA Funds Management), the portfolios' subadviser, may also make allocations to investments in other asset classes. SSgA Funds Management establishes specific investment percentages for the asset classes and then selects the underlying ETFs in which a portfolio invests based on, among other factors, the historical performance of each underlying ETF and/or asset class, future risk/return expectations, and SSgA Funds Management's outlook for the economy, interest rates and financial markets. These allocations reflect varying degrees of potential investment risk and reward. The allocation between equity and fixed income underlying ETFs reflects greater or lesser emphasis on growth of capital and pursuing current income.

SSgA Funds Management will regularly review each portfolio's asset allocation among equities, fixed income, cash/cash equivalents and other asset classes, including the investment allocations within such asset classes and may make changes in the allocation as the market and economic outlook changes. SSgA Funds Management may add new underlying ETFs or replace existing underlying ETFs at its discretion. (See the fund prospectus for more information about each of the SSgA ETF Portfolios and the underlying ETFs.)


TRANSFERS


GENERAL. You can transfer a portion of your Account Value among the Fixed Account and the Investment Portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract Owners. (See "Investment Options -- Transfers --Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the Investment Portfolio or Fixed Account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from any Investment Portfolio or the Fixed Account, subject to the limitations below. All transfers made on the same Business Day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the Business Day. The following apply to any transfer:

.. Your request for transfer must clearly state which Investment Portfolio(s) or the Fixed Account are involved in the transfer.


..  Your request for transfer must clearly state how much the transfer is for.


.. The minimum amount you can transfer is $500 from an Investment Portfolio, or your entire interest in the Investment Portfolio, if less (this does not apply to pre-scheduled transfer programs).

.. The minimum amount that may be transferred from the Fixed Account is $500, or your entire interest in the Fixed Account. Transfers out of the Fixed Account during the Accumulation Phase are limited to the greater of: (a) 25% of the Fixed Account value at the beginning of the Contract Year, or (b) the amount transferred out of the Fixed Account in the prior Contract Year. Currently we are not imposing these restrictions on transfers out of the Fixed Account, but we have the right to reimpose them at any time.

.. You may not make a transfer to more than 18 Investment Portfolios (including the Fixed Account) at any time if the request is made by telephone to our voice response system or by Internet. A request to averaging program. However, transfers will be made on the 1st day of the following month for Purchase Payments or Account Value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.

You can make subsequent Purchase Payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase -- Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GMIB Max III rider.

2. ENHANCED DOLLAR COST AVERAGING (EDCA) PROGRAM

The Enhanced Dollar Cost Averaging (EDCA) program allows you to systematically transfer amounts from a guaranteed account option, the EDCA account in the general account, to any available Investment Portfolio(s) you select. Except as discussed below, only new Purchase Payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent Purchase Payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase -- Allocation of Purchase Payments.") When a subsequent Purchase Payment is allocated by you to your existing EDCA account, we create "buckets" within your EDCA account.

..  The EDCA transfer amount will be increased by the subsequent Purchase
   Payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

.. Each allocation (bucket) resulting from a subsequent Purchase Payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

.. Allocations (buckets) resulting from each Purchase Payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix B for further examples of EDCA with multiple Purchase Payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The minimum interest rate depends on the date your contract is issued, but will not be less than 1%. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any Investment Portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your Purchase Payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for Purchase Payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a Business Day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the Investment Portfolios on the next Business Day. EDCA interest will not be credited on the transfer amount between the selected day and the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, all money remaining in your EDCA account will be transferred to the Investment Portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.


THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

If you select the GMIB Max III rider, we will assess a charge during the Accumulation Phase equal to 1.00% of the Income Base (see "Living Benefit -- Guaranteed Income Benefit" for a discussion of how the Income Base is determined) at the time the rider charge is assessed prior to any Optional Step-Up. If your Income Base is increased due to an Optional Step-Up, we may reset the rider charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


The rider charge is assessed at the first contract anniversary, and then at each subsequent contract anniversary, up to and including the anniversary on or immediately preceding the date the rider is exercised.


If you: make a full withdrawal (surrender); begin to receive Annuity Payments at the Annuity Date; change the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract); or assign the contract, a pro rata portion of the rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of Annuity Payments, the change of Owner/Annuitant, or the assignment. If the GMIB Max III rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract); because the Guaranteed Principal Option is exercised; or because it is the 30th day following the contract anniversary prior to the Owner's 91st birthday, a pro rata portion of the charge will not be assessed.

The GMIB rider charge is deducted from your Account Value pro rata from each Investment Portfolio and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.


SALES CHARGE


We impose a sales charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. The sales charge for each Purchase Payment is determined by multiplying the Purchase Payment by the applicable sales charge percentage (shown in the table below). The sales charge percentage for each Purchase Payment is based on your cumulative Purchase Payments as of the date the Purchase Payment is received by us. The sales charge for each Purchase Payment is deducted in installments over 7 years (1/7 of the charge each year) on the contract anniversary. Once the sales charge for a Purchase Payment has been determined, that sales charge is not reduced by later partial withdrawals. If the sales charge is greater than or equal to the Account Value on the contract anniversary, the sales charge will reduce the Account Value to zero. The sales charge will not exceed the Account Value on the contract anniversary.


             Cumulative Purchase Payments  Sales Charge Percentage
             ----------------------------  -----------------------
                Less than $50,000                   5.00%
                $50,000 - 99,999.99                 4.20%
                $100,000 - 249,999.99               3.50%
                $250,000 - 499,999.99               2.50%
                $500,000 - 999,999.99               2.00%
                $1,000,000 or greater               1.25%


INITIAL PURCHASE PAYMENT PERIOD. For purposes of determining the sales charge percentage, all Purchase Payments received within the Initial Purchase Payment Period will be treated as if received on the contract issue date. The Initial Purchase Payment Period begins on the contract issue date and ends on the earlier of: (a) 90 days after the contract issue date; or (b) the date you make your first withdrawal, other than one of the following types of withdrawals:


(1)A withdrawal that is required for you to avoid federal income tax penalties or to satisfy federal income tax rules concerning required minimum distributions from Qualified Contracts that apply to this annuity. (For purposes of this exception, we assume that this annuity is the only annuity contract or funding vehicle from which distributions are required to be taken.)


(2)A withdrawal that is part of a systematic withdrawal program in which the withdrawal amount does not exceed 10% of cumulative Purchase Payments divided by the frequency of the systematic withdrawals. Currently we permit monthly and quarterly systematic withdrawals. For example, if a monthly systematic withdrawal program is selected, the amount withdrawn each month must not exceed 10% of cumulative Purchase Payments divided by twelve. (See "Access to Your Money -- Systematic Withdrawal Program.")

The sales charge is deducted from your Account Value pro rata from each Investment Portfolio, the Fixed Account and the EDCA account in the ratio each portfolio/account bears taken from the second Purchase Payment) is subject to the 4% withdrawal charge ($5,000 x 4% = $200). The total withdrawal charge is $935 ($735 + $200).

(3)Initial Purchase Payment Period Example: Assume that your initial Purchase Payment on the contract issue date is $30,000. If we do not receive any other Purchase Payments from you during the Initial Purchase Payment Period, the withdrawal charge percentages for this Purchase Payment would be determined as shown in Example (1). However, if you made a subsequent Purchase Payment of $75,000 during the Initial Purchase Payment Period, the $75,000 Purchase Payment would be added to the $30,000 Purchase Payment for the purpose of calculating the cumulative Purchase Payment applicable to both Purchase Payments. Adding $75,000 to $30,000 gives a cumulative Purchase Payment of $105,000. At the $105,000 cumulative Purchase Payment level, the withdrawal charge percentage (as shown in the table above) is 4% during the first year following receipt of the Purchase Payment, 3% during the second and third years following receipt of the Purchase Payment, 2% during the fourth, fifth, and sixth years following receipt of the Purchase Payment, and 1% during the seventh year following receipt of the Purchase Payment. (The number of complete years since the Purchase Payment was received will be measured from the actual dates that the separate $30,000 and $75,000 Purchase Payments were received by us. For this purpose, the separate Purchase Payments will not be treated as if they were both received on the contract issue date.)

   As described above in the Sales Charge section, the Initial Purchase Payment Period ends on the earlier of 90 days after the contract issue date, or the date you make your first withdrawal (except for the two specified types of withdrawals that do not cause the Initial Purchase Payment Period to end). If the Initial Purchase Payment Period ends before the $75,000 subsequent Purchase Payment is received, the $30,000 and $75,000 Purchase Payments will not be combined for purposes of calculating the withdrawal charge percentage on the $30,000 initial Purchase Payment, and the withdrawal charge percentages for the $30,000 Purchase Payment would be determined as shown in Example (1) above (the withdrawal charge percentage for the $30,000 Purchase Payment is 5% during the first two years following receipt of the Purchase Payment, 4% during the third and fourth years following receipt of the Purchase Payment, 3% during the fifth and sixth years following receipt of the Purchase Payment, and 2% during the seventh year following receipt of the Purchase Payment). For purposes of calculating the withdrawal charge percentage on the $75,000 subsequent Purchase Payment, the $30,000 and $75,000 Purchase Payments will be combined, and the withdrawal charge percentage at the $105,000 cumulative Purchase Payment level will apply to the $75,000 Purchase Payment (the withdrawal charge percentage for the $75,000 Purchase Payment is 4% during the first year following receipt of the Purchase Payment, 3% during the second and third years following receipt of the Purchase Payment, 2% during the fourth, fifth, and sixth years following receipt of the Purchase Payment, and 1% during the seventh year following receipt of the Purchase Payment).


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract, or if a prospective purchaser already had a relationship with us.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your Joint Owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your Joint Owner exits the nursing home or hospital. This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your Joint Owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts.


The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are only available for owners who are age 85 or younger (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES


We reserve the right to deduct from Purchase Payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio or Fixed Account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES


We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current Federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.


5. ANNUITY PAYMENTS
   (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your Annuity Date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity Payments must begin by the first day of the calendar month following the Annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your contract was issued. You can change the Annuity Date at

Owner's check that has not yet cleared (i.E., that could still be dishonored by the contract Owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

How to withdraw all or part of your Account Value:


..  You must submit a request to our Annuity Service Center. (See "Other
   Information -- Requests and Elections.")


..  If you would like to have the withdrawal charge waived under the Nursing
   Home or Hospital Confinement Rider or the Terminal Illness Rider, you must provide satisfactory evidence of confinement to a nursing home or hospital or terminal illness. (See "Expenses -- Reduction or Elimination of the Withdrawal Charge.")


.. You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


.. We have to receive your withdrawal request in our Annuity Service Center prior to the Annuity Date or Owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next

Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death in Good Order.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

.. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

..  trading on the New York Stock Exchange is restricted;


..  an emergency exists, as determined by the Securities and Exchange
   Commission, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios; or

.. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.


7. LIVING BENEFIT

GUARANTEED INCOME BENEFIT

We offer an optional living benefit rider that, for an additional charge, offers protection against market risk (the risk that your investments may decline in value or

Restrictions on Investment Allocations If the GMIB Max III Rider Terminates.
---------------------------------------------------------------------------
If the GMIB Max III rider terminates (see "Terminating the GMIB Max III Rider"), you may no longer allocate subsequent Purchase Payments or transfer Account Value to or among the five GMIB Max Investment Portfolios. You may leave Account Value in the five Investment Portfolios, but once you transfer Account Value to an Investment Portfolio that is not one of the five Investment Portfolios, you will not be permitted to transfer it back to any of those five Investment Portfolios. If the GMIB Max III rider terminates, you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the other available investment Portfolios, but not to the Fixed Account.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR GMIB MAX III. In the future, we may choose not to permit Owners of existing contracts with the GMIB Max III rider to make subsequent Purchase Payments if: (a) the GMIB Max III rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max III rider offered to new customers (for example, if we change the GMIB Max III rider charge; see your contract schedule for a list of the other changes). We will notify Owners of contracts with the GMIB Max III rider in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, contract Owners will still be permitted to transfer Account Value among the five GMIB Max III Investment Portfolios.

GUARANTEED PRINCIPAL OPTION. On each contract anniversary starting with the tenth contract anniversary and through the contract anniversary prior to the Owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the Owner is a non-natural person, the Annuitant's age is the basis for determining the birthday. If there are Joint Owners, the age of the oldest Owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the applicable contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following that contract anniversary.

By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your Account Value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:

(a)is Purchase Payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and

(b)the Account Value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.

The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable Investment Portfolio in the ratio the portion of the Account Value in such Investment Portfolio bears to the total Account Value in all Investment Portfolios. IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because Purchase Payments made after 120 days will increase your Account Value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, the GMIB Max III rider may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the rider for this feature.


The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE GMIB MAX III RIDER WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB CHARGES WILL APPLY THEREAFTER. The variable annuity contract, however, will continue. The investment allocation restrictions described above will no

8. PERFORMANCE


We periodically advertise subaccount performance relating to the Investment Portfolios. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the Investment Portfolio expenses. It does not reflect the deduction of any applicable account fee, sales charge, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, sales charges, withdrawal charges, applicable optional rider charges, and the Investment Portfolio expenses. We will show performance that reflects both the maximum sales charge (5.00% of the Purchase Payment) and the minimum sales charge (1.00% of the Purchase Payment).

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios for the periods commencing from the date on which the particular Investment Portfolio was made available through the Separate Account.

In addition, the performance for the Investment Portfolios may be shown for the period commencing from the inception date of the Investment Portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific Investment Portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying Investment Portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.

9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, depending on availability in your state, you can select the optional Annual Step-Up Death Benefit rider or the Compounded-Plus Death Benefit rider. You can also select the Additional Death Benefit -- Earnings Preservation Benefit, either individually or with the Annual Step-Up Death Benefit rider or the Compounded-Plus Death Benefit rider. If you are age 79 or younger at the effective date of your contract, you may select the Annual Step-Up Death Benefit rider, the Compounded-Plus Death Benefit rider, or the Earnings Preservation Benefit.


The death benefits are described below.


The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Where there are multiple Beneficiaries, the death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. This death benefit amount remains in the Investment Portfolios until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the Investment Portfolios on behalf of the remaining Beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit. If there are Joint Owners, the age of the oldest Owner will be used to determine the death benefit amount.

If we are presented in Good Order with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.


STANDARD DEATH BENEFIT -- PRINCIPAL PROTECTION

The death benefit will be the greater of:


(1)the Account Value; or

(2)total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."

In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.


(See Appendix D for examples of the Principal Protection death benefit rider.)

OPTIONAL DEATH BENEFIT -- ANNUAL STEP-UP


You may select the Annual Step-Up death benefit rider if you are age 79 or younger at the effective date of your contract. If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)the Account Value; or

(2)total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge); or


(3)the highest anniversary value, as defined below.


On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

.. Subsection (2) is changed to provide: "The Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of change of Owner, and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal
   (including any applicable withdrawal charge) made after such date."

.. For subsection (3), the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the change of Owner. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.

In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit is equal to the greatest of (1), (2) or (3).


(See Appendix D for examples of the Annual Step-Up death benefit rider.)

OPTIONAL DEATH BENEFIT -- COMPOUNDED-PLUS

You may select the Compounded-Plus death benefit rider if you are age 79 or younger at the effective date of your contract. If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:


(1)the Account Value; or


(2)the greater of (a) or (b) below:


    (a)Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.

    (b)Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial Purchase Payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

       (i)is Purchase Payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

      (ii)is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in Account Value attributable to that partial withdrawal (including any applicable withdrawal charge).

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a)for the highest anniversary value, the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the Owner change; and

    (b)for the annual increase amount, the current annual increase amount will be reset to equal your Account Value as of the effective date of the Owner change. For purposes of the calculation of the annual increase amount thereafter, the Account Value on the effective date of the Owner change will be treated as the initial Purchase Payment and Purchase Payments received and partial withdrawals taken prior to the change of Owner will not be taken into account.

In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount is equal to the greater of (1) or (2).


(See Appendix D for examples of the Compounded-Plus death benefit rider.)

ADDITIONAL DEATH BENEFIT -- EARNINGS PRESERVATION BENEFIT


The Additional Death Benefit -- Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the Owner or Joint Owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).


Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a)is the death benefit under your contract; and


(b)is total Purchase Payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against Purchase Payments not withdrawn.


On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a)is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge); and

(b)is total Purchase Payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against Purchase Payments not withdrawn.


                              Benefit Percentage

                         Issue Age           Percentage
                         ---------           ----------
                         Ages 69 or younger      40%
                         Ages 70-79              25%
                         Ages 80 and above        0%


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total Purchase Payments not withdrawn" will be reset to equal the Account Value as of the effective date of the Owner change, and Purchase Payments received and partial withdrawals taken prior to the change of Owner will not be taken into account.

In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal Beneficiary. Alternatively, the spousal Beneficiary may elect to have the additional death benefit determined and added to the Account Value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).


GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the Beneficiary.


Please check with your registered representative regarding the availability of the following in your state.


If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70 1/2 (which may be more or less than five years after the Annuitant's death).

A Beneficiary must elect the death benefit to be paid under one of the payment options (unless the Owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your Beneficiary in order to facilitate the distribution of payments. Your Beneficiary may choose any optional death benefit available under the new contract. Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's Beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated Beneficiary is permitted under our procedures to make additional Purchase Payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional Purchase Payments would be subject to applicable sales charges and withdrawal charges. Your Beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


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(realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Account Value.


We are obligated to pay all money we owe under the contracts -- such as death benefits and income payments -- even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit or optional Guaranteed Minimum Income Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. MetLife Investors USA is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

Distributor, and in certain cases, we, have entered into selling agreements with other unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


Certain Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See "Fee Tables and Examples -- Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular Investment Portfolio.

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of Purchase Payments allocated to the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, and the American Funds Growth Fund for the services it provides in marketing the Funds' shares in connection with the contract.


SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with unaffiliated selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional


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